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James C. Elbaor
@jameselbaor

Today Marlton formally requested a Special Meeting at $TURN to provide shareholders their long overdue right to elect new directors. We're ready to present our nominees. Shareholders should decide the Company's future. #CorporateGovernance $TURN

prnewswire.com
Marlton Partners Delivers Demand that 180 Degree Capita...
/PRNewswire/ -- Marlton Partners L.P., together with ATG Fund II LLC, Gabi Gliksberg and other TURN shareholders ...

9:08 AM · Jun 17, 2025 · **558** Views

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ATG Capital Management
@ATG_Capital

$TURN

> **James C. Elbaor** @jameselbaor · 2h
>
> Today Marlton formally requested a Special Meeting at $TURN to provide shareholders their long overdue right to elect new directors. We're ready to present our nominees. Shareholders should decide the Company's future. #CorporateGovernance $TURN
>
> ...

9:35 AM · Jun 17, 2025 · **192** Views

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